UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 3)1

Zoran Corporation
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

98975F101
(CUSIP Number)

JEFFREY C. SMITH
RAMIUS LLC
599 Lexington Avenue, 20th Floor
New York, New York 10022
(212) 845-7955

STEVEN WOLOSKY, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 27, 2010
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 98975F101

1	NAME OF REPORTING PERSON RAMIUS VALUE AND OPPORTUNITY MASTER FUND LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,335,650*
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 3,335,650*
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,335,650*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.8%
14	TYPE OF REPORTING PERSON CO

_______________
* Includes 654,400 Shares underlying Call Options exercisable within 60 days of the date hereof.

CUSIP NO. 98975F101

1	NAME OF REPORTING PERSON COWEN OVERSEAS INVESTMENT LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,111,850*
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,111,850*
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,111,850*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.3%
14	TYPE OF REPORTING PERSON PN

_______________
* Includes 218,100 Shares underlying Call Options exercisable within 60 days of the date hereof.

CUSIP NO. 98975F101

1	NAME OF REPORTING PERSON RAMIUS ADVISORS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,111,850*
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,111,850*
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,111,850*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.3%
14	TYPE OF REPORTING PERSON OO

_______________
* Includes 218,100 Shares underlying Call Options exercisable within 60 days of the date hereof.

CUSIP NO. 98975F101

1	NAME OF REPORTING PERSON RAMIUS VALUE AND OPPORTUNITY ADVISORS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,335,650*
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 3,335,650*
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,335,650*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.8%
14	TYPE OF REPORTING PERSON OO

_______________
* Includes 654,400 Shares underlying Call Options exercisable within 60 days of the date hereof.

CUSIP NO. 98975F101

1	NAME OF REPORTING PERSON RAMIUS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,447,500*
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 4,447,500*
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,447,500*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.1%
14	TYPE OF REPORTING PERSON OO

_______________
* Includes 872,500 Shares underlying Call Options exercisable within 60 days of the date hereof.

CUSIP NO. 98975F101

1	NAME OF REPORTING PERSON COWEN GROUP, INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,447,500*
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 4,447,500*
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,447,500*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.1%
14	TYPE OF REPORTING PERSON CO

_______________
* Includes 872,500 Shares underlying Call Options exercisable within 60 days of the date hereof.

CUSIP NO. 98975F101

1	NAME OF REPORTING PERSON RCG HOLDINGS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,447,500*
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 4,447,500*
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,447,500*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.1%
14	TYPE OF REPORTING PERSON OO

_______________
* Includes 872,500 Shares underlying Call Options exercisable within 60 days of the date hereof.

CUSIP NO. 98975F101

1	NAME OF REPORTING PERSON C4S & CO., L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,447,500*
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 4,447,500*
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,447,500*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.1%
14	TYPE OF REPORTING PERSON OO

_______________
* Includes 872,500 Shares underlying Call Options exercisable within 60 days of the date hereof.

CUSIP NO. 98975F101

1	NAME OF REPORTING PERSON PETER A. COHEN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 4,447,500*
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 4,447,500*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,447,500*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.1%
14	TYPE OF REPORTING PERSON IN

_______________
* Includes 872,500 Shares underlying Call Options exercisable within 60 days of the date hereof.

CUSIP NO. 98975F101

1	NAME OF REPORTING PERSON MORGAN B. STARK
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 4,447,500*
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 4,447,500*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,447,500*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.1%
14	TYPE OF REPORTING PERSON IN

_______________
* Includes 872,500 Shares underlying Call Options exercisable within 60 days of the date hereof.

CUSIP NO. 98975F101

1	NAME OF REPORTING PERSON JEFFREY M. SOLOMON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 4,447,500*
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 4,447,500*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,447,500*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.1%
14	TYPE OF REPORTING PERSON IN

_______________
* Includes 872,500 Shares underlying Call Options exercisable within 60 days of the date hereof.

CUSIP NO. 98975F101

1	NAME OF REPORTING PERSON THOMAS W. STRAUSS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 4,447,500*
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 4,447,500*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,447,500*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.1%
14	TYPE OF REPORTING PERSON IN

_______________
* Includes 872,500 Shares underlying Call Options exercisable within 60 days of the date hereof.

CUSIP NO. 98975F101

1	NAME OF REPORTING PERSON JON S. CASTOR
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 10,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,0001
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) LESS THAN 1%
14	TYPE OF REPORTING PERSON IN

_______________
1 See Item 5.

CUSIP NO. 98975F101

1	NAME OF REPORTING PERSON DALE FULLER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 50,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 50,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 50,0001
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) LESS THAN 1%
14	TYPE OF REPORTING PERSON IN

_______________
1 See Item 5.

CUSIP NO. 98975F101

1	NAME OF REPORTING PERSON THOMAS LACEY
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -1
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

_______________
1 See Item 5.

CUSIP NO. 98975F101

1	NAME OF REPORTING PERSON JEFFREY MCCREARY
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 22,300
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 22,300
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,3001
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) LESS THAN 1%
14	TYPE OF REPORTING PERSON IN

_______________
1 See Item 5.

CUSIP NO. 98975F101

1	NAME OF REPORTING PERSON JEFFREY C. SMITH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -1
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

_______________
1 See Item 5.

CUSIP NO. 98975F101

1	NAME OF REPORTING PERSON EDWARD TERINO
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 20,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 20,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,0001
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) LESS THAN 1%
14	TYPE OF REPORTING PERSON IN

_______________
1 See Item 5.

CUSIP NO. 98975F101

The following constitutes Amendment No. 3 to the Schedule 13D filed by the undersigned (“Amendment No. 3”).  This Amendment No. 3 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The securities purchased by Value and Opportunity Master Fund and COIL were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, as set forth in Schedule A, which is incorporated by reference herein.

The aggregate purchase cost of the 3,575,000 Shares owned directly by Value and Opportunity Master Fund and COIL is approximately $23,384,000, excluding brokerage commissions.

The aggregate purchase cost of the call options exercisable into 872,500 Shares owned by Value and Opportunity Master Fund and COIL is approximately $640,971, excluding brokerage commissions.

The aggregate purchase cost of the 10,000 Shares owned directly by Mr. Castor is approximately $67,817.  The Shares owned directly by Mr. Castor were purchased with personal funds.

The aggregate purchase cost of the 50,000 Shares owned directly by Mr. Fuller is approximately $380,945.  The Shares owned directly by Mr. Fuller were purchased with personal funds.

The aggregate purchase cost of the 22,300 Shares owned directly by Mr. McCreary is approximately $158,810.  The Shares owned directly by Mr. McCreary were purchased with personal funds.

The aggregate purchase cost of the 20,000 Shares owned directly by Mr. Terino is approximately $139,888, excluding brokerage commissions.  The Shares owned directly by Mr. Terino were purchased with personal funds.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

As previously disclosed, on December 6, 2010, Ramius filed with the Securities and Exchange Commission (the “SEC”) a preliminary consent solicitation statement, as subsequently amended on December 17, 2010, in connection with its solicitation of written consents (the “Solicitation”) from the stockholders of the Issuer to consent to certain actions without a stockholders’ meeting, including the removal without cause of six (6) members of the Issuer’s Board of Directors (the “Board”) and the election of six (6) nominees, Jon S. Castor, Dale Fuller, Thomas Lacey, Jeffrey McCreary, Jeffrey C. Smith and Edward Terino to serve as directors of the Issuer.

In light of the December 29, 2010 deadline for nominating directors for election to the Issuer’s Board at the Issuer’s 2011 annual meeting of shareholders, or any other meeting of shareholders held in lieu thereof, and any adjournments, postponements, reschedulings or continuations thereof (the “2011 Annual Meeting”), as provided in the Issuer’s Bylaws, and to preserve Ramius’s rights in connection with seeking Board representation, on December 27, 2010, Value and Opportunity Master Fund delivered a letter to the Issuer (the “Nomination Letter”) nominating Messrs. Castor, Fuller, Lacey, McCreary, Smith and Terino, as set forth therein, and announcing its intention to solicit proxies for their election to the Issuer’s Board at the 2011 Annual Meeting.

CUSIP NO. 98975F101

Ramius continues to reserve the right to take any other actions it deems appropriate to protect its rights as a stockholder of the Issuer.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 48,966,183 Shares outstanding, as of December 6, 2010, which is the total number of Shares outstanding as reported in the Issuer’s Preliminary Revised Consent Revocation Statement, filed with the Securities and Exchange Commission on December 17, 2010.

A.	Value and Opportunity Master Fund

(a)
As of the close of business on December 28, 2010, Value and Opportunity Master Fund beneficially owned 3,335,650 Shares, including 654,400 Shares underlying Call Options exercisable within 60 days of the date hereof.

Percentage: Approximately 6.8%.

(b)	1. Sole power to vote or direct vote: 3,335,650
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 3,335,650
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Value and Opportunity Master Fund since the filing of Amendment No. 2 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

B.	COIL

(a)	As of the close of business on December 28, 2010, COIL beneficially owned 1,111,850 Shares, including 218,100 Shares underlying Call Options exercisable within 60 days of the date hereof.

Percentage: Approximately 2.3%.

(b)	1. Sole power to vote or direct vote: 1,111,850
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,111,850
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by COIL since the filing of Amendment No. 2 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

C.	Ramius Advisors

(a)	Ramius Advisors, as the general partner of COIL, may be deemed the beneficial owner of the 1,111,850 Shares beneficially owned by COIL.

CUSIP NO. 98975F101

Percentage: Approximately 2.3%.

(b)	1. Sole power to vote or direct vote: 1,111,850
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,111,850
4. Shared power to dispose or direct the disposition: 0

(c)
Ramius Advisors has not entered into any transactions in the Shares since the filing of Amendment No. 2 to the Schedule 13D.  The transactions in the Shares by COIL since the filing of Amendment No. 2 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

D.	Value and Opportunity Advisors

(a)
Value and Opportunity Advisors, as the investment manager of Value and Opportunity Master Fund, may be deemed the beneficial owner of the 3,335,650 Shares beneficially owned by Value and Opportunity Master Fund.

Percentage: Approximately 6.8%.

(b)	1. Sole power to vote or direct vote: 3,335,650
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 3,335,650
4. Shared power to dispose or direct the disposition: 0

(c)
Value and Opportunity Advisors has not entered into any transactions in the Shares since the filing of Amendment No. 2 to the Schedule 13D.  The transactions in the Shares since the filing of Amendment No. 2 to the Schedule 13D on behalf of Value and Opportunity Master Fund are set forth on Schedule A and incorporated herein by reference.

E.	Ramius

(a)
Ramius, as the sole member of each of Value and Opportunity Advisors and Ramius Advisors, may be deemed the beneficial owner of the (i) 3,335,650 Shares beneficially owned by Value and Opportunity Master Fund and (ii) 1,111,850 Shares beneficially owned by COIL.

Percentage: Approximately 9.1%.

(b)	1. Sole power to vote or direct vote: 4,447,500
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 4,447,500
4. Shared power to dispose or direct the disposition: 0

(c)
Ramius has not entered into any transactions in the Shares since the filing of Amendment No. 2 to the Schedule 13D.  The transactions in the Shares since the filing of Amendment No. 2 to the Schedule 13D on behalf of Value and Opportunity Master Fund and COIL are set forth on Schedule A and incorporated herein by reference.

CUSIP NO. 98975F101

F.	Cowen

(a)
Cowen, as the sole member of Ramius, may be deemed the beneficial owner of the (i) 3,335,650 Shares beneficially owned by Value and Opportunity Master Fund and (ii) 1,111,850 Shares beneficially owned by COIL.

Percentage: Approximately 9.1%.

(b)	1. Sole power to vote or direct vote: 4,447,500
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 4,447,500
4. Shared power to dispose or direct the disposition: 0

(c)
Cowen has not entered into any transactions in the Shares since the filing of Amendment No. 2 to the Schedule 13D.  The transactions in the Shares since the filing of Amendment No. 2 to the Schedule 13D on behalf of Value and Opportunity Master Fund and COIL are set forth on Schedule A and incorporated herein by reference.

G.	RCG Holdings

(a)
RCG Holdings, as a significant shareholder of Cowen, may be deemed the beneficial owner of the (i) 3,335,650 Shares beneficially owned by Value and Opportunity Master Fund and (ii) 1,111,850 Shares beneficially owned by COIL.

Percentage: Approximately 9.1%.

(b)	1. Sole power to vote or direct vote: 4,447,500
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 4,447,500
4. Shared power to dispose or direct the disposition: 0

(c)
RCG Holdings has not entered into any transactions in the Shares since the filing of Amendment No. 2 to the Schedule 13D.  The transactions in the Shares since the filing of Amendment No. 2 to the Schedule 13D on behalf of Value and Opportunity Master Fund and COIL are set forth on Schedule A and incorporated herein by reference.

H.	C4S

(a)
C4S, as the managing member of RCG Holdings, may be deemed the beneficial owner of the (i) 3,335,650 Shares beneficially owned by Value and Opportunity Master Fund and (ii) 1,111,850 Shares beneficially owned by COIL.

Percentage: Approximately 9.1%.

(b)	1. Sole power to vote or direct vote: 4,447,500
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 4,447,500
4. Shared power to dispose or direct the disposition: 0

(c)
C4S has not entered into any transactions in the Shares since the filing of Amendment No. 2 to the Schedule 13D.  The transactions in the Shares since the filing of Amendment No. 2 to the Schedule 13D on behalf of Value and Opportunity Master Fund and COIL are set forth on Schedule A and incorporated herein by reference.

CUSIP NO. 98975F101

I.	Messrs. Cohen, Stark, Strauss and Solomon

(a)
Each of Messrs. Cohen, Stark, Strauss and Solomon, as the managing members of C4S, may be deemed the beneficial owner of the (i) 3,335,650 Shares beneficially owned by Value and Opportunity Master Fund and (ii) 1,111,850 Shares beneficially owned by COIL.

Percentage: Approximately 9.1%.

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 4,447,500
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 4,447,500

(c)
None of Messrs. Cohen, Stark, Strauss or Solomon has entered into any transactions in the Shares since the filing of Amendment No. 2 to the Schedule 13D.  The transactions in the Shares since the filing of Amendment No. 2 to the Schedule 13D on behalf of Value and Opportunity Master Fund and COIL are set forth on Schedule A and incorporated herein by reference.

J.	Mr. Castor

(a)
As of the close of business on December 28, 2010, Mr. Castor owned directly 10,000 Shares.  Mr. Castor, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, is deemed the beneficial owner of the (i) 3,335,650 Shares beneficially owned by Value and Opportunity Master Fund and (ii) 1,111,850 Shares beneficially owned by COIL.  Mr. Castor disclaims beneficial ownership of such Shares.

Percentage: Less than 1%.

(b)	1. Sole power to vote or direct vote: 10,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 10,000
4. Shared power to dispose or direct the disposition: 0

(c)
Mr. Castor has not entered into any transactions in the Shares since the filing of Amendment No. 2 to the Schedule 13D.  The transactions in the Shares since the filing of Amendment No. 2 to the Schedule 13D on behalf of Value and Opportunity Master Fund and COIL are set forth on Schedule A and incorporated herein by reference.

K.	Mr. Fuller

(a)
As of the close of business on December 28, 2010, Mr. Fuller owned directly 50,000 Shares.  Mr. Fuller, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, is deemed the beneficial owner of the (i) 3,335,650 Shares beneficially owned by Value and Opportunity Master Fund and (ii) 1,111,850 Shares beneficially owned by COIL.  Mr. Fuller disclaims beneficial ownership of such Shares.

CUSIP NO. 98975F101

Percentage: Less than 1%.

(b)	1. Sole power to vote or direct vote: 50,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 50,000
4. Shared power to dispose or direct the disposition: 0

(c)
Mr. Fuller has not entered into any transactions in the Shares since the filing of Amendment No. 2 to the Schedule 13D.  The transactions in the Shares since the filing of Amendment No. 2 to the Schedule 13D on behalf of Value and Opportunity Master Fund and COIL are set forth on Schedule A and incorporated herein by reference.

L.	Mr. McCreary

(a)
As of the close of business on December 28, 2010, Mr. McCreary owned directly 22,300 Shares.  Mr. McCreary, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, is deemed the beneficial owner of the (i) 3,335,650 Shares beneficially owned by Value and Opportunity Master Fund and (ii) 1,111,850 Shares beneficially owned by COIL.  Mr. McCreary disclaims beneficial ownership of such Shares.

Percentage: Less than 1%.

(b)	1. Sole power to vote or direct vote: 22,300
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 22,300
4. Shared power to dispose or direct the disposition: 0

(c)
The transactions in the Shares since the filing of Amendment No. 2 to the Schedule 13D by Mr. McCreary are set forth on Schedule A and incorporated herein by reference.  The transactions in the Shares since the filing of Amendment No. 2 to the Schedule 13D on behalf of Value and Opportunity Master Fund and COIL are set forth on Schedule A and incorporated herein by reference.

M.	Mr. Terino

(a)
As of the close of business on December 28, 2010, Mr. Terino owned directly 20,000 Shares.  Mr. Terino, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, is deemed the beneficial owner of the (i) 3,335,650 Shares beneficially owned by Value and Opportunity Master Fund and (ii) 1,111,850 Shares beneficially owned by COIL.  Mr. Terino disclaims beneficial ownership of such Shares.

Percentage: Less than 1%.

(b)	1. Sole power to vote or direct vote: 20,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 20,000
4. Shared power to dispose or direct the disposition: 0

(c)
Mr. Terino has not entered into any transactions in the Shares since the filing of Amendment No. 2 to the Schedule 13D.  The transactions in the Shares since the filing of Amendment No. 2 to the Schedule 13D on behalf of Value and Opportunity Master Fund and COIL are set forth on Schedule A and incorporated herein by reference.

CUSIP NO. 98975F101

N.	Messrs. Lacey and Smith

(a)
As of the close of business on December 28, 2010, none of Messrs. Lacey and Smith directly owned any Shares.  Each of Messrs. Lacey and Smith, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, is deemed the beneficial owner of the (i) 3,335,650 Shares beneficially owned by Value and Opportunity Master Fund and (ii) 1,111,850 Shares beneficially owned by COIL.  Each of Messrs. Lacey and Smith disclaims beneficial ownership of such Shares.

Percentage: 0%.

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 0

(c)
Neither of Messrs. Lacey and Smith has entered into any transactions in the Shares since the filing of Amendment No. 2 to the Schedule 13D.  The transactions in the Shares since the filing of Amendment No. 2 to the Schedule 13D on behalf of Value and Opportunity Master Fund and COIL are set forth on Schedule A and incorporated herein by reference.

To the best of the Reporting Persons’ knowledge, none of the persons listed on Schedule A annexed to Amendment No. 2 to the Schedule 13D, who are not also Reporting Persons, beneficially owns any securities of the Issuer.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

Value and Opportunity Master Fund has purchased in the open market from counterparties the right to call from such counterparties up to 225,000 Shares at a price of $10.00 per Share, if such right is exercised prior to or on June 11, 2011.

COIL has purchased in the open market from counterparties the right to call from such counterparties up to 75,000 Shares at a price of $10.00 per Share, if such right is exercised prior to or on June 11, 2011.

CUSIP NO. 98975F101

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  December 29, 2010

RAMIUS VALUE AND OPPORTUNITY MASTER FUND LTD
By: Ramius Value and Opportunity Advisors LLC,
       its investment manager

COWEN OVERSEAS INVESTMENT LP
By: Ramius Advisors, LLC,
       its general partner

RAMIUS VALUE AND OPPORTUNITY ADVISORS LLC
By: Ramius LLC,
       its sole member

RAMIUS ADVISORS, LLC By: Ramius LLC, its sole member RAMIUS LLC By: Cowen Group, Inc., its sole member COWEN GROUP, INC. RCG HOLDINGS LLC By: C4S & Co., L.L.C., its managing member C4S & CO., L.L.C.

By:	/s/ Owen S. Littman
	Name:	Owen S. Littman
	Title:	Authorized Signatory

s/ Owen S. Littman
OWEN S. LITTMAN
As attorney-in-fact for Jeffrey M. Solomon, Peter A. Cohen, Morgan B. Stark, Thomas W. Strauss, Jon S. Castor, Dale Fuller, Thomas Lacey, Jeffrey McCreary and Edward Terino

/s/ Jeffrey C. Smith
JEFFREY C. SMITH

CUSIP NO. 98975F101

SCHEDULE A

Transactions in Securities of the Issuer since the Filing of Amendment No. 2 to the Schedule 13D

Securities Purchased	Price Per Share($)	Date of Purchase

RAMIUS VALUE AND OPPORTUNITY MASTER FUND LTD

697*	12/06/10
1,553*	12/07/10

COWEN OVERSEAS INVESTMENT LP

232*	12/06/10
518*	12/07/10

JEFFREY MCCREARY

1,300	8.0999	12/14/10

 _______________
* June 2011 Call Options, ($10.00 Strike Price).  100 Shares underlie each Call Option.